UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number:  000-24027

NXT Energy Solutions Inc. (Translation of registrant's name into English)

Suite 302, 3320-17th Avenue S.W. Calgary, Alberta T3E 0B4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

Exhibit List:

99.1     Consolidated Financial Statements for the nine months ending September 30, 2016

99.2     Management’s Discussion and Analysis (“MD&A”) for the nine months ending September 30, 2016

99.3     Certification Of Interim Filings CEO

99.4    Certification Of Interim Filings CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 14, 2016

NXT Energy Solutions Inc.

By:  /s/ Greg Leavens

Name: Greg Leavens

          Title: Vice-President Finance and Chief Financial Officer